Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-264365

First Trust Private Credit Fund

Supplement dated March 9, 2026 to the

Prospectus dated July 31, 2025

At a meeting held on March 5, 2026, the Board of Trustees (the “Board”) of First Trust Private Credit Fund (the “Fund”) approved a decrease in the monthly distributions that the Fund intends to make to shareholders from 10% to 8.50% annually of the Fund’s net asset value per Share. This change will be effective on May 1, 2026 (the “Effective Date”). As of the Effective Date, the following amendments are made to the Prospectus:

The first paragraph under the sections entitled “Distribution Policy” of the Prospectus is deleted in its entirety and replaced with the following:

The Fund intends to make monthly distributions to its shareholders equal to 8.50% annually of the Fund’s NAV per Share (the “Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time, and increased to the extent of the Fund’s investment company taxable income that it is required to distribute in order to maintain its status as a RIC.

Please retain this Supplement for future reference.